Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:               David Lyons
Matthew Dunlap

From:               Judith Lyden

cc:               Andy Luu

Date:               April 24, 2008

Re:               GMO Trust - Item 77 Attachments - Form N-SAR
For Period September 1, 2007 through February 29, 2008 (and current)

Item 7
As a reminder to update your report under Item #7:
•	GMO U.S. Value Fund – liquidation of the fund was effective January 15, 2008
•	GMO Tax-Managed Small/Mid Cap Fund – liquidation of the fund was effective January 15, 2008
•	GMO Global (U.S.+) Equity Allocation Fund will change its name to: GMO Global Equity Allocation Fund, effective June 1, 2008 (also, see benchmark change below)
•	GMO International Small Companies Fund – effective June 1, 2008, the benchmark will change to the MSCI EAFE Small Cap Index.

Item 77D: Policies with respect to security investments

•    GMO Global (U.S.+) Equity Allocation Fund – effective June 1, 2008, the section captioned “Benchmark” on page 80 of the prospectus is replaced with the following paragraph:  “The Fund’s benchmark is the MSCI ACWI (All Country World Index), a global developed and emerging markets equity index that is independently maintained and published by Morgan Stanley Capital International.  On an annualized basis, the Fund seeks to outperform its benchmark by 2.5%-3.5%, net of fees, over a complete market cycle, with lower volatility than that of its benchmark.  The investment objective of each of the funds has been changed from “High total return” to “Total return in excess of that of its benchmark”.

•	GMO International Small Companies Fund – effective June 1, 2008, the benchmark will change to the MSCI EAFE Small Cap Index.

Item 77E: Legal Proceedings

Series 15 – GMO Emerging Markets Fund
Indian regulators have alleged that the Fund violated certain conditions under which it was granted permission to operate in India and have restricted a portion of the Fund’s locally held assets pending resolution of the dispute.  The amount of restricted assets is small relative to the size of the Fund, representing approximately 0.0481% of the Fund’s total assets as of February 29, 2008.  The valuation of this possible claim and all matters relating to the Fund's response to these allegations are subject to the supervision and control the Trust's Board of Trustees, and all costs in respect of this matter are being borne by the Fund.

Series 41 – GMO Special Purpose Holding Fund
As disclosed in the Fund’s financial statements, the Fund was among numerous plaintiffs that filed claims in the Arizona Superior Court on May 23, 2003 against various defendants, including J.P. Morgan Chase Bank, Credit Suisse First Boston Corp., and Deloitte & Touche in connection with the default of two asset-backed securities, NPF VI Trust and NPF XII Trust, held by the Fund.  The litigation was removed to federal court and now resides in the U.S. District Court for the Southern District of Ohio.  All claims have been settled with J.P. Morgan Chase Bank and Deloitte & Touche.  Registrant considers this litigation routine litigation incidental to its business.

Item 77I:  Terms of new or amended securities

•	Effective January 15, 2008, GMO US Value Fund was liquidated
•	Effective January 15, 2008, GMO Tax-Managed Small/Mid Cap Fund was liquidated
•	Effective June 1, 2008, GMO Global (U.S.+) Equity Allocation Fund will change its name to: GMO Global Equity Allocation Fund

Item 77Q1:  Exhibits

(a) Since Amendment No. 33 (provided in Oct 2007), there have been no further Amendments to the Declaration of Trust; and

(c)	Attached is a copy of each of our most recent Supplement dated March 17, 2008 to the GMO Trust Prospectus and SAI, dated June 30, 2007

Item 81:  Joint Fidelity Bond
•	Yes